Exhibit 12.2

Statement regarding the computation of ratios

NSTAR Electric Company

Computation of Earnings to Fixed Charges

(Dollars in Thousands)

	Twelve Months Ended June 30, 2009	Years Ended December 31
Fixed Charge Ratio Components		2008	2007	2006	2005	2004
Earnings:
Net Income from Continuing Operations	$231,904	$223,897	$216,502	$202,411	$179,591	$181,166
Less: Equity Income from Investees	811	820	1,495	648	1,479	1,607
Plus: Distributed Income of Equity Investees	1,739	416	1,637	1,234	933	1,862
Income Taxes	146,542	141,847	135,260	128,628	114,501	115,212

Earnings from Continuing Operations:	$379,374	$365,340	$351,904	$331,625	$293,546	$296,633

Fixed Charges:
Interest Expense	$82,027	$94,445	$107,915	$115,760	$111,839	$93,611
Interest Component of Rentals*	7,655	7,655	7,026	7,583	8,026	4,618

Total Fixed Charges:	$89,682	$102,100	$114,941	$123,343	$119,865	$98,229

Earnings from Continuing Operations, plus Fixed Charges	$469,056	$467,440	$466,845	$454,968	$413,411	$394,862

Ratio of Earnings to Fixed Charges	5.23x	4.58x	4.06x	3.69x	3.45x	4.02x

*	Includes 1/3 of rental expense as no readily defined interest element can be determined.